For the annual period ended August 31, 2007
File number 811-07811
Jennison Mid-Cap Growth Fund, Inc.


ITEM 77M
MERGERS


On August 29, 2007, shareholders of Prudential Technology
Fund (doing business as Jennison Technology Fund) portfolio of Prudential Sector Funds, Inc. (doing business as Jennison Sector Funds, Inc.), approved resolutions passed by their Boards of Directors/Trustees whereby all of their assets were to be transferred to Jennison Mid-Cap Growth Fund, Inc. The Reorganization Plan was dated August 29, 2007 and the transfer of assets occurred on September 21, 2007.